UNITED STATES

                         SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C. 20549



Public Utility Holding Company Act of 1935
File No. 70-9073
Report For Period: January 1, 2002 to March 31, 2002


In the Matter of:
CENTRAL AND SOUTH WEST CORPORATION AND
CENTRAL POWER AND LIGHT COMPANY, et al.


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), a subsidiary of Central and South West Corporation (CSW), pursuant to an order issued by the Securities and Exchange Commission dated October 21, 1998 (HCAR 35-26931). The Better Choice Home Mortgage Program ("Better Choices Program") is a mortgage incentive program designed to promote efficient energy use and environmental conservation. The matter requires that CPL file quarterly reports providing the following information with respect to the Better Choices Program provided to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU), (collectively, "Operating Companies") and American Electric Power Service Corporation, (AEPSC): 1) a balance sheet as of the relevant quarterly reporting date, 2) income statement for the preceding twelve months, and
3) the name of each Company providing the marketing services authorized by this order, the total number of Home Certifications made during the relevant period. This report covers the period from January 1, 2002 through March 31, 2002.

The requested information for the reporting period January 1, 2002 through March 31, 2002, is as follows:


1) Copies of the Operating Companies and AEPSC balance sheet for the reporting period ended March 31, 2002 are attached as Exhibit 1.


2) Copies of the Operating Companies and AEPSC income statement for the twelve months ended March 31, 2002 are attached as Exhibit 2.


3)  A)  The name(s) of each company providing the marketing services authorized
        by this order during the period ended March 31, 2002 are:   NONE

    B)  The total number of Home Certifications made during the period ended
        March 31, 2002 are:   NONE

                            S I G N A T U R E
                            -----------------


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 29th day of May 2002.

                                        Central Power and
                                       Light Company, et al.

                                          /s/    Armando Pena
                                          -------------------
                                            Armando Pena
                                            Treasurer

                                      INDEX TO EXHIBITS






Exhibit
Number                                      Exhibit


1        Balance sheet for the reporting period ended March 31, 2002, as required for:
a)       Central Power and Light (CPL)
b)       Public Service Company of Oklahoma (PSO)
c)       Southwestern Electric Power Company (SWEPCO)
d)       West Texas Utilities Company (WTU)
e)       American Electric Power Service Corporation (AEPSC)

2        Income statement for the twelve months ended March 31, 2002, as required for:
a)       Central Power and Light (CPL)
b)       Public Service Company of Oklahoma (PSO)
c)       Southwestern Electric Power Company (SWEPCO)
d)       West Texas Utilities Company (WTU)
e)       American Electric Power Service Corporation
          (AEPSC)




Central Power and Light Company                                                                 Exhibit 1 (a)
Consolidated Balance Sheet                                                                       Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                                               As of March 31,
                                                                                                     2002
                                                                                           -------------------------
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
Electric Utility Plant
    Production                                                                                           $3,171,938
    Transmission                                                                                            693,317
    Distribution                                                                                          1,294,074
    General                                                                                                 244,361
    Construction work in progress                                                                           134,133
    Nuclear fuel                                                                                            247,393
                                                                                           -------------------------
                                                                                                          5,785,216
  Less - accumulated depreciation                                                                         2,476,402
                                                                                           -------------------------
                                                                                                          3,308,814

Other Property and Investments                                                                               48,989
                                                                                           -------------------------

Securitized Transition Asset                                                                                758,436
                                                                                           -------------------------
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           32,259
                                                                                           -------------------------

Current Assets
    Cash and cash equivalents                                                                                 9,206
    Accounts receivable:
        General                                                                                              52,545
        Affiliated Companies                                                                                 61,588
        Allowance for Uncollectible Accounts                                                                  (211)
    Fuel inventory, at LIFO costs                                                                            38,572
    Materials and supplies, at average cost                                                                  56,952
    Energy Trading Contracts                                                                                 56,534
    Prepayments and other                                                                                     6,967
                                                                                           -------------------------
                                                                                                            282,153

Regulatory Assets                                                                                           227,140
                                                                                           -------------------------
                                                                                           -------------------------

Regulatory Assets Designated for Securitization                                                             179,384
                                                                                           -------------------------
                                                                                           -------------------------

Nuclear Decommissioning Trust Fund                                                                          100,763
                                                                                           -------------------------

Deferred Charges                                                                                             83,596
                                                                                           -------------------------
                                                                                           -------------------------

                                                                                           -------------------------
Total Assets                                                                                             $5,021,534
                                                                                           =========================




Central Power and Light Company                                                                    Exhibit 1 (a)
Consolidated Balance Sheet                                                                          Page 2 of 2

-----------------------------------------------------------------------------------------------------------------------
                                                                                                  As of March 31,
                                                                                                       2002
                                                                                             --------------------------
                                                                                                    (thousands)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:  $25 par value
        Authorized shares:  12,000,000
        Issued and outstanding shares:  2,211,678                                                              $55,292
    Paid-in capital                                                                                            132,592
    Retained earnings                                                                                          812,080
                                                                                             --------------------------
       Total Common Stock Equity                                                                               999,964

    Preferred stock
                                                                                                                 5,967
    CPL-obligated,Mandatorily Redeemable Preferred securities of
        Subsidiary Trust Holding Solely Junior Subordinated
        Debentures of CPL                                                                                      136,250
    Long-term debt                                                                                           1,736,183
                                                                                             --------------------------
       Total Capitalization                                                                                  2,878,364
                                                                                             --------------------------
                                                                                             --------------------------

Current Liabilities
    Long-term debt due within One Year                                                                         164,200
    Advances from affiliates                                                                                   238,830
    Accounts payable - General                                                                                  37,545
    Accounts payable - Affiliated Companies                                                                     44,028
    Customer Deposits                                                                                            2,204
    Over-Recovered Fuel                                                                                         58,956
    Taxes accrued                                                                                              101,279
    Interest accrued                                                                                            28,035
    Energy Trading Contracts                                                                                    61,628
    Other                                                                                                       16,278
                                                                                             --------------------------
         Total Current Liabilities                                                                             752,983
                                                                                             --------------------------

Deferred Income Taxes                                                                                        1,157,840
                                                                                             --------------------------

Deferred Investment Tax Credits                                                                                121,591
                                                                                             --------------------------

Long-Term Energy Trading Contracts                                                                              29,774
                                                                                             --------------------------

Regulatory Liabilities and Deferred Credits                                                                     80,982
                                                                                             --------------------------

Total Capitalization and Liabilities                                                                        $5,021,534
                                                                                             ==========================




Public Service Company of Oklahoma                                                              Exhibit 1 (b)
Consolidated Balance Sheet                                                                       Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                               As of March 31,
                                                                                                     2002
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
Electric Utility Plant
    Production                                                                                           $1,040,043
    Transmission                                                                                            430,395
    Distribution                                                                                            989,002
    General                                                                                                 200,141
    Construction work in progress                                                                            40,799
                                                                                           -------------------------
                                                                                                          2,700,380
  Less - Accumulated depreciation                                                                         1,199,198
                                                                                           -------------------------
                                                                                                          1,501,182

Other Property and Investments                                                                               41,425
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           22,890
                                                                                           -------------------------

Current Assets
    Cash and Cash Equivalents                                                                                 7,841
    Accounts receivable:
        Customers                                                                                            37,214
        Affiliated Companies                                                                                  8,524
    Fuel inventory, at LIFO costs                                                                            21,074
    Materials and Supplies, at Average Cost                                                                  38,616
    Energy Trading Contracts                                                                                 37,507
    Prepayments and Other                                                                                     1,861
                                                                                                   -----------------
                                                                                                            152,637
                                                                                                   -----------------

Regulatory Assets                                                                                            29,791
                                                                                                   -----------------

Deferred Charges                                                                                             25,831
                                                                                                   -----------------

Total Assets                                                                                             $1,773,756
                                                                                                   =================




Public Service Company of Oklahoma                                                                     Exhibit 1 (b)
Consolidated Balance Sheet                                                                              Page 2 of 2

---------------------------------------------------------------------------------------------------------------------------
                                                                                                      As of March 31,
                                                                                                            2002
                                                                                                  -------------------------
                                                                                                        (thousands)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $15 par value
        Authorized shares:  11,000,000 shares
        Issued 10,482,000 shares and outstanding 9,013,000 shares                                                 $157,230
    Paid-in capital
                                                                                                                   180,000
    Retained earnings                                                                                              118,838
                                                                                                  -------------------------
       Total Common Stock Equity                                                                                   456,068

    Cumulative Preferred Stock Not Subject                                                                           5,283
         To Mandatory Redeemption
    PSO-obligated, mandatorily redeemable preferred securities of subsidiary trust holding solely Junior Subordinated Debentures of PSO
                                                                                                                    75,000
    Long-term debt                                                                                                 345,205
                                                                                                  -------------------------
       Total Capitalization                                                                                        881,556
                                                                                                  -------------------------
                                                                                                  -------------------------

Current Liabilities
    Long-term debt due within One Year                                                                             106,000
    Advances from affiliates                                                                                       186,997
    Accounts payable - General                                                                                      46,658
    Accounts payable - Affiliated Companies                                                                         35,531
    Customer deposits                                                                                               21,547
    Over Recovered Fuel Costs                                                                                       11,100
    Taxes accrued                                                                                                   27,557
    Interest accrued                                                                                                11,365
    Energy Trading Contracts                                                                                        43,403
    Other                                                                                                            9,637
                                                                                                  -------------------------
          Total Current Liabilities                                                                                499,795
                                                                                                  -------------------------

Deferred Income Taxes                                                                                              299,232
                                                                                                  -------------------------

Deferred Investment Tax Credits                                                                                     33,544
                                                                                                  -------------------------

Regulatory Liabilities and Deferred Credits                                                                         38,469
                                                                                                  -------------------------

Long-Term Energy Trading Contracts                                                                                  21,160
                                                                                                  -------------------------
                                                                                                  -------------------------

Total Capitalization and Liabilities                                                                            $1,773,756
                                                                                                  =========================



Southwestern Electric Power Company                                                             Exhibit 1 (c)
Consolidated Balance Sheet                                                                       Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                               As of March 31,
                                                                                                     2002
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
  Electric Utility Plant
    Production                                                                                           $1,440,947
    Transmission                                                                                            561,473
    Distribution                                                                                          1,049,876
    General                                                                                                 375,438
    Construction work in progress                                                                            38,948
                                                                                           -------------------------
                                                                                                          3,466,682
  Less - Accumulated depreciation                                                                         1,574,868
                                                                                           -------------------------
                                                                                                          1,891,814

Other Property and Investments                                                                               43,561
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           26,271
                                                                                           -------------------------

Current Assets
    Cash and Cash Equivalents                                                                                 1,888
    Accounts receivable
          Customers                                                                                          48,236
          Affiliated Companies                                                                               18,067
          Allowance for Uncollectibe Accounts                                                                 (250)
    Fuel inventory, at average costs                                                                         69,845
    Materials and supplies, at average cost                                                                  33,398
    Energy Trading Contracts                                                                                 43,047
    Prepayments                                                                                              16,127
                                                                                           -------------------------
                                                                                                            230,358

Regulatory Assets                                                                                            49,211
                                                                                           -------------------------

Deferred Charges                                                                                             91,325
                                                                                           -------------------------

Total Assets                                                                                             $2,332,540
                                                                                           =========================





Southwestern Electric Power Company                                                               Exhibit 1 (c)
Consolidated Balance Sheet                                                                         Page 2 of 2

----------------------------------------------------------------------------------------------------------------------
                                                                                                 As of March 31,
                                                                                                      2002
                                                                                            --------------------------
                                                                                                   (thousands)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $18 par value
        Authorized:   7,600,000 shares
        Issued and outstanding: 7,536,640 shares                                                             $135,660
    Paid-in capital
                                                                                                              245,000
    Retained earnings                                                                                         297,084
                                                                                            --------------------------
        Total Common Stock Equity                                                                             677,744

    Preferred stock
                                                                                                                4,704

    SWEPCO-obligated, mandatorily redeemable preferred
      securities of subsidiary trust holding solely Junior
      subordinated debentures of SWEPCO                                                                       110,000
    Long-term debt                                                                                            494,217
                                                                                            --------------------------
        Total Capitalization                                                                                1,286,665
                                                                                            --------------------------

Other Noncurrent Liabilities                                                                                   36,197
                                                                                            --------------------------

Current Liabilities
    Long-term debt due within One Year                                                                            595
    Advances from affiliates                                                                                  272,326
    Accounts payable - General                                                                                 68,939
    Accounts payable - Affiliated Companies                                                                    39,186
    Customer deposits                                                                                          20,596
    Taxes accrued                                                                                              63,253
    Interest accrued                                                                                           13,697
    Energy Trading Contracts                                                                                   49,709
    Over-recovered Fuel                                                                                         7,613
    Other                                                                                                      20,801
                                                                                            --------------------------
                                                                                                              556,715
                                                                                            --------------------------

Deferred Income Taxes                                                                                         366,113
                                                                                            --------------------------

Deferred Investment Tax Credits                                                                                47,583
                                                                                            --------------------------

Regulatory Liabilities and Deferred Credits                                                                    14,982
                                                                                            --------------------------

Long-Term Energy Trading Contracts                                                                             24,285
                                                                                            --------------------------
                                                                                            --------------------------

Total Capitalization and Liabilities                                                                       $2,332,540
                                                                                            ==========================




West Texas Utilities Company                                                                    Exhibit 1 (d)
Balance Sheet                                                                                    Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                               As of March 31,
                                                                                                     2002
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
  Electric Utility Plant
    Production                                                                                             $442,078
    Transmission                                                                                            253,347
    Distribution                                                                                            437,265
    General                                                                                                 108,580
    Construction work in progress                                                                            18,749
                                                                                           -------------------------
                                                                                                          1,260,019
  Less - Accumulated depreciation                                                                           547,380
                                                                                           -------------------------
                                                                                                            712,639

Other Property and Investments                                                                               25,634
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           14,120
                                                                                           -------------------------

Current Assets
    Cash and Cash Equivalents                                                                                   556
    Accounts Receivable:
        Customers                                                                                            30,945
        Affiliated Companies                                                                                 24,928
        Allowance for Uncollectible Accounts                                                                  (237)
    Fuel inventory, at average costs                                                                          8,977
    Materials and Supplies, at average costs                                                                 11,426
    Under-recovered fuel costs                                                                               33,419
    Energy Trading Contracts                                                                                 25,383
    Prepayments and other                                                                                       453
                                                                                           -------------------------
              Total Current Assets                                                                          135,850
                                                                                           -------------------------

Regulatory Assets                                                                                            11,786
                                                                                           -------------------------

Deferred Charges                                                                                             15,358
                                                                                           -------------------------


Total Assets                                                                                               $915,387
                                                                                           =========================





West Texas Utilities Company                                                                    Exhibit 1 (d)
Balance Sheet                                                                                    Page 2 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                               As of March 31,
                                                                                                     2002
                                                                                           -------------------------
                                                                                                 (thousands)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $25 par value
        Authorized:  7,800,000 shares
        Issued and outstanding: 5,488,560 shares                                                           $137,214
    Paid-in capital
                                                                                                              2,236
    Retained earnings                                                                                       103,187
                                                                                           -------------------------
        Total Common Stock Equity                                                                           242,637

    Cumulative preferred stock:
                                                                                                              2,482
          Not Subject to Mandatory Redemption
    Long-term debt                                                                                          220,998
                                                                                           -------------------------
        Total Capitalization                                                                                466,117
                                                                                           -------------------------
                                                                                           -------------------------

Current Liabilities
    Long-Term Debt Due Within One Year                                                                       35,000
    Advances from affiliates                                                                                 89,168
    Accounts payable - General                                                                               17,958
    Accounts payable - Affiliated Companies                                                                  26,263
    Taxes accrued                                                                                            21,563
    Interest accrued                                                                                          2,832
    Energy Trading Contracts                                                                                 21,843
    Other                                                                                                    13,875
                                                                                           -------------------------
           Total Current Liabilities                                                                        228,502
                                                                                           -------------------------

Deferred Income Taxes                                                                                       145,078
                                                                                           -------------------------

Deferred Investment Tax Credits                                                                              22,463
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           12,183
                                                                                           -------------------------

Regulatory Liabilities and Deferred Credits                                                                  41,044
                                                                                           -------------------------
                                                                                           -------------------------

Total Capitalization and Liabilities                                                                       $915,387
                                                                                           =========================





American Electric Power Service Corp.                                                       Exhibit 1 (e)
 Balance Sheet                                                                               Page 1 of 2

----------------------------------------------------------------------------------------------------------------------
                                                                                           As of March 31,
                                                                                                 2002
                                                                                 -------------------------------------
                                                                                             (thousands)
ASSETS
Property, Plant and Equipment
    General                                                                                                  $508,158
  Less - accumulated depreciation                                                                             188,050
                                                                                 -------------------------------------
                                                                                                              320,108
                                                                                 -------------------------------------

Investments                                                                                                   105,571
                                                                                 -------------------------------------

Current Assets
    Cash                                                                                                        2,365
    Accounts receivable:
        General                                                                                                10,000
        Affiliated Companies                                                                                  224,173
    Prepayments and Other Current Assets                                                                       10,264
                                                                                 -------------------------------------
                                                                                                              246,802
                                                                                 -------------------------------------

Deferred Income Taxes                                                                                          92,458
                                                                                 -------------------------------------

Regulatory Assets                                                                                               3,091
                                                                                 -------------------------------------

Deferred Charges                                                                                                3,243
                                                                                 -------------------------------------

Total Assets                                                                                                 $771,273
                                                                                 -------------------------------------






American Electric Power Service Corp.                                                       Exhibit 1 (e)
 Balance Sheet                                                                               Page 2 of 2

----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
                                                                                           As of March 31,
                                                                                                 2002
                                                                                 -------------------------------------
                                                                                 -------------------------------------
                                                                                             (thousands)
CAPITALIZATION AND LIABILITIES
    Common stock:  $100 par value
        Authorized shares:  20,000 shares
        Issued and outstanding shares:  13,500 shares                                                          $1,350
        Paid-in capital                                                                                           100
        Accumulated Other Comprehensive Income (Loss):
          Minimum Pension Liability                                                                          (10,023)
                                                                                 -------------------------------------
                                                                                 -------------------------------------
       Total Common Stock Equity                                                                              (8,573)
                                                                                 -------------------------------------

       Long-Term Debt (less current maturities)                                                                55,100
                                                                                 -------------------------------------

Other Noncurrent Liabilities
       Obligations Under Capital Leases                                                                        29,500
       Accrued Pension                                                                                         14,820
       Incentive Compensation Plans                                                                            22,682
       Other                                                                                                   37,270
                                                                                 -------------------------------------
       Total Other Noncurrent Liabilities                                                                     104,272
                                                                                 =====================================

Current Liabilities
    Long-term Debt                                                                                              2,000
    Advances from affiliates                                                                                  155,054
    Incentive Compensation Plans                                                                              181,059
    Obligations Under Capital Leases                                                                           19,774
    Accounts Payable - Affiliated Companies                                                                   116,466
    Accounts Payable - Other                                                                                      283
    Accrued taxes                                                                                               2,212
    Accrued vacation pay                                                                                       39,553
    Accrued payroll                                                                                            54,814
    Other                                                                                                      26,135
                                                                                 -------------------------------------
                                                                                                              597,350
                                                                                 -------------------------------------

Deferred Income Tax Credits                                                                                       838
                                                                                 -------------------------------------

Deferred Amounts Due to Affiliates for Income Tax Benefits                                                     12,682
                                                                                 -------------------------------------

Deferred Credits                                                                                                9,604
                                                                                 -------------------------------------

Total Liabilities                                                                                            $771,273
                                                                                 =====================================





Central Power and Light Company                                                                Exhibit 2 (a)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                              Ended March 31,
                                                                                                    2002
                                                                                         ---------------------------
                                                                                                (thousands)
Operating Revenues
    Electricity Marketing and Trading                                                                    $2,445,924
    Energy Delivery                                                                                         474,979
    Sales to AEP Affiliates                                                                                 200,635
                                                                                         ---------------------------
                                                                                         ---------------------------
      Total Revenues                                                                                      3,121,538

Operating Expenses and Taxes
    Fuel                                                                                                    394,532
    Purchased Power
      Electricity Marketing and Trading                                                                   1,637,235
      AEP Affiliates                                                                                         53,798
    Other Operating                                                                                         312,142
    Maintenance                                                                                              64,884
    Depreciation and Amortization                                                                           167,797
    Taxes Other Than Income Taxes                                                                            99,350
    Income Taxes                                                                                            104,776
                                                                                         ---------------------------
                                                                                                          2,834,514

Operating Income                                                                                            287,024

Nonoperating Income                                                                                          28,884

Nonoperating Expenses                                                                                        26,176

Nonoperating Income Tax Expense (Credit)                                                                      (988)

Interest Charges                                                                                            116,519
                                                                                         ---------------------------

Income Before Extraordinary Item                                                                            174,201

Extraordinary loss on Reacquired Debt (Inclusive of Tax of $2,509,000 for 2001)                             (2,509)

Net Income                                                                                                  171,692
    Less:  Preferred stock dividends                                                                            242
   (Loss) on reacquired preferred stock                                                                           -
                                                                                         ---------------------------
Net Income for Common Stock                                                                        $        171,450
                                                                                         ===========================






Public Service Company of Oklahoma                                                             Exhibit 2 (b)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                              Ended March 31,
                                                                                                    2002
                                                                                         ---------------------------
                                                                                                (thousands)
Operating Revenues
  Electricity Marketing and Trading                                                               $       1,800,026
  Energy Delivery                                                                                           265,192
  Sales to AEP Affiliates                                                                                    27,742
                                                                                         ---------------------------
                                                                                         ---------------------------
    Total Revenues                                                                                        2,092,960

Operating Expenses and Taxes
    Fuel                                                                                                    407,766
    Purchased Power
      Electricity Marketing and Trading                                                                   1,198,035
      AEP Affiliates                                                                                         58,729
    Other Operating                                                                                         132,009
    Maintenance                                                                                              50,527
    Depreciation and Amortization                                                                            81,690
    Taxes Other Than Income Taxes                                                                            32,028
    Income Taxes                                                                                             35,118
                                                                                         ---------------------------
                                                                                                          1,995,902

Operating Income                                                                                             97,058

Nonoperating Income                                                                                           1,394

Nonoperating Expenses                                                                                         1,999

Nonoperating Income Tax Expense                                                                                 326

Interest Charges                                                                                             38,456
                                                                                         ---------------------------

Net Income                                                                                                   57,671
  Less:  Preferred stock dividends                                                                              213
                                                                                         ---------------------------

Net Income for Common Stock                                                                                 $57,458
                                                                                         ===========================





Southwestern Electric Power Company                                                            Exhibit 2 (c)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                              Ended March 31,
                                                                                                    2002
                                                                                         ---------------------------
                                                                                                (thousands)

Operating Revenues
  Electricity Marketing and Trading                                                                      $2,082,075
  Energy Delivery                                                                                           323,882
  Sales to AEP Affiliates                                                                                    73,550
                                                                                         ---------------------------
                                                                                         ---------------------------
    Total Revenues                                                                                        2,479,507

Operating Expenses and Taxes
    Fuel                                                                                                    428,250
    Purchased Power
       Electricity Marketing and Trading                                                                  1,419,677
       AEP Affiliates                                                                                        35,629
    Other Operating                                                                                         176,714
    Maintenance                                                                                              71,279
    Depreciation and Amortization                                                                           121,553
    Taxes Other Than Income Taxes                                                                            56,034
    Income Taxes                                                                                             36,650
                                                                                         ---------------------------
                                                                                         ---------------------------
                                                                                                          2,345,786

Operating Income                                                                                            133,721

Nonoperating Income                                                                                           3,780

Nonoperating Expenses                                                                                         3,155

Nonoperating Income Tax Expense                                                                                 623

Interest Charges                                                                                             57,035
                                                                                         ---------------------------
                                                                                         ---------------------------

Net Income                                                                                                   76,688
    Less: Preferred stock dividends
                                                                                                                229
                                                                                         ---------------------------
Net Income for Common Stock                                                                                 $76,459
                                                                                         ===========================






West Texas Utilities Company                                                                   Exhibit 2 (d)
Statement of Income                                                                             Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                              Ended March 31,
                                                                                                    2002
                                                                                         ---------------------------
                                                                                                (thousands)
Electric Operating Revenues
  Electricity Marketing and Trading                                                                        $776,578
  Energy Delivery                                                                                           171,023
  Sales to AEP Affiliates                                                                                    62,900
                                                                                         ---------------------------
                                                                                         ---------------------------
    Total Revenues                                                                                        1,010,501

Operating Expenses and Taxes
    Fuel                                                                                                    142,215
    Purchased Power
       Electricity Marketing and Trading                                                                    561,016
       AEP Affiliates                                                                                        47,914
    Other Operating                                                                                         109,677
    Maintenance                                                                                              22,137
    Depreciation and Amortization                                                                            50,503
    Taxes Other Than Income Taxes                                                                            28,581
    Income Taxes                                                                                              9,315
                                                                                         ---------------------------
                                                                                         ---------------------------
                                                                                                            971,358

Operating Income                                                                                             39,143

Nonoperating Income                                                                                           8,666

Nonoperating Expenses                                                                                        11,735

Nonoperating Income Tax Expense (Credit)                                                                    (1,962)

Interest Charges                                                                                             22,625
                                                                                         ---------------------------

Net Income                                                                                                   15,411

    Less: Preferred stock dividends
                                                                                                                104
                                                                                         ---------------------------
Net Income for Common Stock                                                                                 $15,307
                                                                                         ===========================

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


American Electric Power Service Corp.                                                          Exhibit 2 (e)
Statement of Income                                                                             Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                              Ended March 31,
                                                                                                    2002
                                                                                         ---------------------------
                                                                                                (thousands)
Operating Revenues:
    Affiliated Companies                                                                                 $1,010,203
    Nonaffiliated Companies                                                                                   4,492
                                                                                         ---------------------------
        Total Revenues                                                                                    1,014,695
                                                                                         ===========================

Operating Expenses and Taxes
    Operation and Maintenance                                                                               926,563
    Taxes other than federal income taxes                                                                    50,590
    Depreciation and amortization                                                                            13,543
                                                                                         ---------------------------
       Total Expenses                                                                                       990,696

Operating Income                                                                                             23,999

Other Income and (Deductions)                                                                              (11,047)
                                                                                         ---------------------------
Income Before Interest Charges and Federal Income Taxes                                                      12,952

Interest Charges                                                                                              6,267
                                                                                         ---------------------------

Income Before Federal Income Taxes                                                                            6,685

Federal Income Tax                                                                                            6,685
                                                                                         ---------------------------

Net Income for Common Stock                                                                                   $  --

American Electric Power Service Corp.
Statement of Comprehensive Income

Net Income                                                                                                    $  --

Other Comprehensive Income (Loss):
  Minimum Pension Liability                                                                                 (5,818)

                                                                                         ---------------------------
                                                                                         ---------------------------
Comprehensive Income (Loss)                                                                                $(5,818)

                                                                                         ===========================

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